NEWS RELEASE

New York - AG	November 28, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Announces the Proposed Sale of Its Royalty Portfolio for US$20.0 Million

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce that it has entered into a royalty purchase agreement dated November 25, 2022 to sell a portfolio of its royalty interests (“Royalty Portfolio”) to Metalla Royalty & Streaming Ltd. (NYSE American: MTA; TSX Venture: MTA) (“Metalla”) for a total consideration of US$20.0 million (the “Transaction”) in common shares of Metalla.

Total consideration consists of 4,168,056 Metalla shares at a deemed price of US$4.7984 per share based on a 25-day volume-weighted average price on the NYSE American Exchange having an aggregate value of approximately US$20.0 million. The consideration will be paid upon Closing of the Transaction.

Royalty Portfolio

Asset	Owner	Location	Stage	Royalty
La Encantada	First Majestic	Coahuila, Mexico	Operating	100% Gold Royalty*
La Parrilla	First Majestic	Durango, Mexico	Care & Maintenance	2% NSR
Del Toro	First Majestic	Zacatecas, Mexico	Care & Maintenance	2% NSR
San Martin	First Majestic	Jalisco, Mexico	Care & Maintenance	2% NSR
La Guitarra	First Majestic – undergoing a binding purchase agreement to Sierra Madre Gold & Silver	Mexico, Mexico	Care & Maintenance	2% NSR
Plomasas	GR Silver Mining	Sinaloa, Mexico	Exploration	2% NSR
La Luz	First Majestic	San Luís Potosí, Mexico	Exploration	2% NSR
La Joya	First Majestic - Optioned to Silver Dollar Resources	Durango, Mexico	Exploration	2% NSR
*up to the first 1,000 payable ounces annually

Once closed, First Majestic will hold approximately 8.5% of the outstanding shares in Metalla, which will be subject to a statutory holding period of four months and one day following the date of closing and certain contractual resale restrictions. The accretive transaction realizes significant value for First Majestic shareholders. Closing of the Transaction remains subject to the approval of the TSX Venture Exchange and other customary closing conditions and is expected to occur in the first quarter of 2023.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”. Forward-looking statements include but are not limited to benefits of the Transaction for shareholders, completion of the Transaction and the timing of closing. These statements are based on the Company's assumptions that all conditions to closing of the Transaction will be satisfied in a timely manner and closing will occur in the first quarter of 2023. These assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to the risk that the approval of the TSX Venture Exchange will not be obtained and risks related to the parties' ability to satisfy the conditions of closing of the Transaction. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

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